RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

07026494

Exemption File No. 82 – 35005

1st September, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 31st August, 2007 in the matter of Limited Review Report for the quarter ended 30th June, 2007, as per requirements of the Listing Agreement to the Stock Exchanges in India.

Copy of the same is enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/001/2007-08/5

August 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Limited Review Report for the quarter ended 30th June, 2007

Further to our letter dated 31st July, 2007, we enclose herewith a copy of the Limited Review Report for the quarter ended 30th June, 2007, issued by the Auditors of the Company in terms of Clause 41 of the Listing Agreement.

Kindly acknowledge the receipt of the same.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Review report

To the Board of Directors of
Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter ended 30 June 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information for the quarter ended 30 June 2006 included in the accompanying statement has not been subjected to review.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. Attention is drawn to note 4(iii) to the financial results, with effect from the current quarter, the Company has reclassified the liability towards foreign currency convertible bonds('FCCB') from monetary to non-monetary liability on the basis that given the current trend of earnings and movement of the Company's share prices over the period of redemption of the aforesaid bonds, it is expected that the bond holders would opt for conversion into shares of the Company and not redeem them for cash. Accordingly the liability towards FCCB has not been revalued at the period end exchange rate.

4. Based on our review conducted as above, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For Chaturvedi and Shah
Chartered Accountants

Rajesh Chaturvedi
Membership No: 45882
Mumbai
31 July 2007

CHATURVEDI & SHAH MUMBAI CHARTERED ACCOUNTANTS

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website : www.reliancecommunications.co.in, www.rcom.co.in

Regd. Office : H Block, 1st Floor , Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended	Three months ended	Previous year ended
		30-Jun-07	30-Jun-06	31-Mar-07
		Unaudited	Unaudited	Audited
				See Note - 1
1	**Net Income**	**3,229.69**	2,732.16	11,761.91
	a) Income from Operations	3,228.93	2,718.67	11,725.26
	b) Other Income	0.76	13.49	36.65
2	**Total Expenditure**	**1,926.28**	1,724.67	7,232.88
	a) Access Charges and Licence Fees	902.18	884.07	3,593.64
	b) Network Expenses	248.05	226.72	851.18
	c) Staff Cost	182.39	155.45	684.40
	d) Selling and Distribution Expenses	328.96	324.54	1,399.88
	e) General Administration Expenses	264.70	133.89	703.78
3	**Operating Profit before Finance Charges, Depreciation, Amortisations and Exceptional items**	**1,303.41**	1,007.49	4,529.03
4	Finance Charges (Net)	10.95	79.48	248.16
5	**Operating Profit before Depreciation, Amortisationand Exceptional Items**	**1,292.46**	928.01	4,280.87
6	Depreciation and Amortisation	415.53	420.99	1,836.12
7	**Operating Profit before Exceptional Items**	876.93	507.02	2,444.75
8	Exceptional Items	-	15.00	23.90
9	**Profit before Tax**	**876.93**	492.02	2,420.85
10	Provision for Taxation (including Fring Benefit Tax and Deferred Tax)	39.63	17.85	12.00
11	**Profit after Tax**	**837.30**	474.17	2,408.85
12	Paid-up Share Capital	1,022.31	611.57	1,022.31
	Equity Shares (Face Value of Rs. 5 each)			
13	Reserve excluding Revaluation Reserve as per Balance Sheet			
	of previous accounting year	-	-	19,503.23
14	Earning per Share of face value of Rs 5 each (Not Annualised)			
	- Basic	4.10	3.88	11.98
	- Diluted	3.88	3.79	11.23
15	Aggregate of Non-promoter Shareholding			
	Number of shares	679,803,930	706,553,767	679,803,930
	Percentage of shareholding	33.25%	57.77%	33.25%

Segment Analysis

Rs. In Crore

	Particulars	Three months ended	Three months ended	Previous year ended
		30-Jun-07	30-Jun-06	31-Mar-07
		Unaudited	Unaudited	Audited
16	Segment revenue			
	a) Wireless	2,614.64	2,064.10	9,211.45
	b) Global	988.85	512.21	3,616.12
	c) Broadband	251.52	142.03	756.42
	d) Investments			-
	d) Others / Unallocated	0.75	13.82	36.65
	Total	3,855.76	2,732.16	13,620.64
	Less: Inter segment Revenue	626.07	-	1,858.73
17	Net after Inter segment Revenue	3,229.69	2,732.16	11,761.91
18	Segment results			
	Profit / (Loss) before tax and interest from each segment			
	a) Wireless	641.87	420.64	1,890.41
	b) Global	237.53	200.80	807.37
	c) Broadband	32.22	4.26	152.36
	d) Investments			
	e) Others / Unallocated	(23.74)	(39.20)	(173.01)
	Total	887.88	586.50	2,677.13
	Less : Finance Charges (Net)	10.95	79.48	232.38
	Less : Other Unallocable expenditure net of un-allocable income	-	15.00	23.90
19	Profit Before Tax	876.93	492.02	2,420.85
20	Capital Employed			
	(Segment Assets - Segment Liabilities)			
	a) Wireless	9,570.81	14,323.96	11,977.05
	b) Global	2,812.96	3,191.01	2,561.31
	c) Broadband	2,151.81	1,673.89	1,941.79
	d) Others / unallocated	23,982.42	10,694.49	18,613.23
	Total	38,518.00	29,883.35	35,093.38

NOTES

1 To enable relevant comparison, the corresponding quarter of the previous year has been selected as the 2nd quarter of the previous year comprising the period from April to June 2006. For the same reason, the accounts for the quarter have been recast to reflect the Scheme of Arrangement including, in particular, the merger of Reliance Infocomm Limited with the Company, which became effective after 30th June, 2006.

2 The figures of the previous period have been reworked, regrouped, rearranged and reclassified, wherever required.

3 i The Scheme of Arrangement (Scheme) for demerger of the passive infrastructure of the Company and Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company to Reliance Telecom Infrastructure Limited (RTIL), another subsidiary of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In accordance with the approval accorded in the Scheme, the Company has written-off passive infrastructure having book value of Rs 3,165.56 crore through Profit & Loss Account and an equivalent amount has been drawn from General Reserve No. I. Accordingly there is no impact of this in the profit for the quarter under report.

ii The Scheme of Amalgamation (Scheme) w.e.f 1st April, 2006 for merger of Synergy Enterprises Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL) wholly owned subsidiaries of the Company, was approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007 and will become effective on filing of the Certified Order with the Registrar of Companies.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIIL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 20th June, 2007 became effective from 23rd July, 2007.

iv The Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 has approved w.e.f. 1st April, 2006 the Scheme of Amalgamation (Scheme) for merger of Reliable Internet Service Limited (RISL), with Reliance Telecom Limited (RTL) wholly owned subsidiaries of the Company. The merger will become effective on filing of the Certified Order with the Registrar of Companies.

4 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 423.53 crore, relating to liabilities for acquisition of fixed assets, has been recognized in the profit for the quarter;

ii Loss of Rs.219.33 crore arising on marking to market of Derivative Instruments is recognized in the Profit & Loss Account for the quarter; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia to market price of the Company's equity share exceeding/ nearing the conversion price, stipulated in the offer document, and consequently foreign exchange gain of Rs. 414.75 crore is not recognised in the Profit & Loss Account for the quarter.If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 414.75 crore .

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 210.55 crore.

5 The amount of income to be recognized in the profit and loss account and to be deferred and carried forward to subsequent periods has been recomputed during the current quarter based on revision in management estimates of continuity of subscribers of life time and fixed validity period schemes. On this basis an amount of Rs. 58.72 crore (Previous Period Rs. 197.30 crore) is carried forward as deferred income.

6 No complaint from Investors was pending at the beginning of the quarter. During the quarter 38 complaints were received and all the complaints were resolved. No complaint was pending as on 30th June, 2007.

7 The Company is operating Wireless, Broadband, Global, Investments and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

8 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st July, 2007 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st July, 2007.

BSR & Co.
(Registered)
Chartered Accountants

KPMG House
Kamala Mills Compound
448, Senapati Bapat Marg
Lower Parel, Mumbai - 400 013
India

Telephone +91(22) 3989 6000
Fax +91(22) 3983 6000

Review report

To the Board of Directors of Reliance Communications Limited

1. We have reviewed the accompanying statement of un-audited financial results of Reliance Communications Limited ('the Company') for the quarter ended 30 June 2007. This statement is the responsibility of the Company's management and has been approved by the Board of Directors. Comparative information for the quarter ended 30 June 2006 included in the accompanying statement has not been subjected to review.

2. A review of interim financial information consists principally of applying analytical procedures for financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion.

3. As further explained in detail in note 4(iii) to the financial results, with effect from the current quarter, the Company has reclassified the liability towards foreign currency convertible bonds ('FCCB') from monetary to non-monetary liability on the basis that given the current trend of earnings and movement of the Company's share prices over the period of redemption of the aforesaid bonds, it is expected that the bond holders would opt for conversion into shares of the Company and not redeem them for cash. Accordingly, the liability towards FCCB has not been revalued at the period-end exchange rate.

   In our opinion, pending exercise of the conversion option by the bondholders, the liability towards FCCB should continue to be accounted for as monetary liability and revalued at the period-end exchange rate in accordance with AS-11 'The Effects of Changes in Foreign Exchange Rates', issued by the Institute of Chartered Accountants of India (ICAI). In case this accounting treatment was followed, the profit for the current quarter would be higher by Rs.414.75 crore. We are seeking clarification on the above from the Expert Advisory Committee (EAC) of the ICAI and accordingly, our opinion in paragraph 4 below is pending such confirmation from the EAC.

4. Based on our review conducted as above, and read with the matter stated in paragraph 3 above, nothing has come to our notice that causes us to believe that, the accompanying statement of un-audited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the listing agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

For **BSR & Co.**
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No: 032815

Mumbai
31 July 2007

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website : www.reliancecommunications.co.in, www.rcom.co.in

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter ended 30th June, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended	Three months ended	Previous year ended
		30-Jun-07	30-Jun-06	31-Mar-07
		Unaudited	Unaudited	Audited
				See Note - 1
1	**Net Income**	3,229.69	2,732.16	11,761.91
	a) Income from Operations	3,228.93	2,718.67	11,725.26
	b) Other Income	0.76	13.49	36.65
2	**Total Expenditure**	1,926.28	1,724.67	7,232.88
	a) Access Charges and Licence Fees	902.18	884.07	3,593.64
	b) Network Expenses	248.05	226.72	851.18
	c) Staff Cost	182.39	155.45	684.40
	d) Selling and Distribution Expenses	328.96	324.54	1,399.88
	e) General Administration Expenses	264.70	133.89	703.78
3	**Operating Profit before Finance Charges, Depreciation, Amortisations and Exceptional items**	1,303.41	1,007.49	4,529.03
4	Finance Charges (Net)	10.95	79.48	248.16
5	**Operating Profit before Depreciation, Amortisationand Exceptional Items**	1,292.46	928.01	4,280.87
6	Depreciation and Amortisation	415.53	420.99	1,836.12
7	**Operating Profit before Exceptional Items**	876.93	507.02	2,444.75
8	Exceptional Items	-	15.00	23.90
9	**Profit before Tax**	876.93	492.02	2,420.85
10	Provision for Taxation (including Fring Benefit Tax and Deferred Tax)	39.63	17.85	12.00
11	**Profit after Tax**	837.30	474.17	2,408.85
12	Paid-up Share Capital	1,022.31	611.57	1,022.31
	Equity Shares (Face Value of Rs. 5 each)			
13	Reserve excluding Revaluation Reserve as per Balance Sheet			
	of previous accounting year	-	-	19,503.23
14	Earning per Share of face value of Rs 5 each (Not Annualised)			
	- Basic	4.10	3.88	11.98
	- Diluted	3.88	3.79	11.23
15	Aggregate of Non-promoter Shareholding			
	Number of shares	679,803,930	706,553,767	679,803,930
	Percentage of shareholding	33.25%	57.77%	33.25%

SIGNED FOR IDENTIFICATION
BY

Segment Analysis

Rs. in Crore

	Particulars	Three months ended	Three months ended	Previous year ended
		30-Jun-07	30-Jun-06	31-Mar-07
		Unaudited	Unaudited	Audited
16	**Segment revenue**			
	a) Wireless	2,614.64	2,064.10	9,211.45
	b) Global	988.85	512.21	3,616.12
	c) Broadband	251.52	142.03	756.42
	d) Investments			-
	d) Others / Unallocated	0.75	13.82	36.65
	Total	3,855.76	2,732.16	13,620.64
	Less: Inter segment Revenue	626.07	-	1,858.73
17	**Net after Inter segment Revenue**	3,229.69	2,732.16	11,761.91
18	**Segment results**			
	Profit / (Loss) before tax and interest from each segment			
	a) Wireless	641.87	420.64	1,890.41
	b) Global	237.53	200.80	807.37
	c) Broadband	32.22	4.26	152.36
	d) Investments			
	e) Others / Unallocated	(23.74)	(39.20)	(173.01)
	Total	887.88	586.50	2,677.13
	Less : Finance Charges (Net)	10.95	79.48	232.38
	Less : Other Unallocable expenditure net of un-allocable income	-	15.00	23.90
19	**Profit Before Tax**	876.93	492.02	2,420.85
20	**Capital Employed**			
	(Segment Assets - Segment Liabilities)			
	a) Wireless	9,570.81	14,323.96	11,977.05
	b) Global	2,812.96	3,191.01	2,561.31
	c) Broadband	2,151.81	1,673.89	1,941.79
	d) Others / unallocated	23,982.42	10,694.49	18,613.23
	Total	38,518.00	29,883.35	35,093.38

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered.)

NOTES

1 To enable relevant comparison, the corresponding quarter of the previous year has been selected as the 2nd quarter of the previous year comprising the period from April to June 2006. For the same reason, the accounts for the quarter have been recast to reflect the Scheme of Arrangement including, in particular, the merger of Reliance Infocomm Limited with the Company, which became effective after 30th June, 2006.

2 The figures of the previous period have been reworked, regrouped, rearranged and reclassified, wherever required.

3 i The Scheme of Arrangement (Scheme) for demerger of the passive infrastructure of the Company and Reliance Telecom Limited (RTL), a wholly owned subsidiary of the Company to Reliance Telecom Infrastructure Limited (RTIL), another subsidiary of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide Order dated 16th March, 2007 became effective from 10th April, 2007. In accordance with the approval accorded in the Scheme, the Company has written-off passive infrastructure having book value of Rs 3,165.56 crore through Profit & Loss Account and an equivalent amount has been drawn from General Reserve No. I. Accordingly there is no impact of this in the profit for the quarter under report.

ii The Scheme of Amalgamation (Scheme) w.e.f 1st April, 2006 for merger of Synergy Enterprises Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL) wholly owned subsidiaries of the Company, was approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007 and will become effective on filing of the Certified Order with the Registrar of Companies.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIIL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 20th June, 2007 became effective from 23rd July, 2007.

iv The Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 has approved w.e.f. 1st April, 2006 the Scheme of Amalgamation (Scheme) for merger of Reliable Internet Service Limited (RISL), with Reliance Telecom Limited (RTL) wholly owned subsidiaries of the Company. The merger will become effective on filing of the Certified Order with the Registrar of Companies.

4 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 423.53 crore, relating to liabilities for acquisition of fixed assets, has been recognized in the profit for the quarter;

ii Loss of Rs.219.33 crore arising on marking to market of Derivative Instruments is recognized in the Profit & Loss Account for the quarter; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia to market price of the Company's equity share exceeding/ nearing the conversion price, stipulated in the offer document, and consequently foreign exchange gain of Rs. 414.75 crore is not recognised in the Profit & Loss Account for the quarter.If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 414.75 crore .

If these changes had not been made and there was no change in the accounting policies relating to changes in foreign exchange rates, the profit for the quarter would have been higher by Rs. 210.55 crore.

5 The amount of income to be recognized in the profit and loss account and to be deferred and carried forward to subsequent periods has been recomputed during the current quarter based on revision in management estimates of continuity of subscribers of life time and fixed validity period schemes. On this basis an amount of Rs. 58.72 crore (Previous Period Rs. 197.30 crore) is carried forward as deferred income.

6 No complaint from investors was pending at the beginning of the quarter. During the quarter 38 complaints were received and all the complaints were resolved. No complaint was pending as on 30th June, 2007.

7 The Company is operating Wireless, Broadband, Global, Investments and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

8 After review by the Audit Committee, Board of Directors of the Company took the above results on record at their meeting held on 31st July, 2007 and the same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

SIGNED FOR IDENTIFICATION
BY

For B S R & CO. (Registered)

Place: Mumbai
Date: 31st July, 2007.

Anil D. Ambani
Chairman

END